                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                 SCHEDULE 13E-3/A
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13-e TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                        Il Fornaio (America) Corporation
                        --------------------------------
                              (Name of the Issuer)
                        Il Fornaio (America) Corporation
                   Bruckmann, Rosser, Sherrill & Co. II, L.P.
                   Bruckmann, Rosser, Sherrill & Co., L.L.C.
                                  BRSE, L.L.C.
                          Manhattan Acquisition Corp.
                              Michael J. Beatrice
                               Dean A. Cortopassi
                               Peter P. Hausback
                                W. Scott Hedrick
                               F. Warren Hellman
                               Michael J. Hislop
                               Laurence B. Mindel
                                 Carlo Veggetti
                        --------------------------------
                    (Name of the person(s) filing statement)
                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   451926 10 9
                                   -----------
                       CUSIP Number of Class of Securities

 MICHAEL J. HISLOP                                CYDNEY S. POSNER, ESQ.
 President and Chief Executive Officer            VIRGINIA C. EDWARDS, ESQ.
 Il Fornaio (America) Corporation                 Cooley Godward LLP
 770 Tamalpais Drive, Suite 400                   One Maritime Plaza, 20th Floor
 Corte Madera, CA 94925                           San Francisco, CA 94111
 (415) 945-0500                                   (415) 693-2000

 HAROLD O. ROSSER, II                             CARMEN J. ROMANO, ESQ.
 Bruckmann, Rosser, Sherrill & Co., L.L.C.        DAVID S. DENIOUS, ESQ.
 Bruckmann, Rosser, Sherrill & Co. II, L.P.       Dechert
 BRSE, L.L.C.                                     4000 Bell Atlantic Tower
 Manhattan Acquisition Corp.                      1717 Arch Street
 c/o Bruckman, Rosser, Sherrill & Co., L.L.C.     Philadelphia, PA 19103
 126 East 56th Street
 New York, NY 10022

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

       a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

       b. / / The filing of a registration statement under the Securities Act of 1933.

       c.   / / A tender offer.

       d.   / / None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

       Check the following box if the filing is a final amendment reporting the results of the transaction. / /

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
              $92,344,774                                    $18,469


                                       1.

         *For purposes of calculating the filing fee only. Determined by (1) multiplying 5,827,571 shares of common stock, par value $0.001 per share, of Il Fornaio (America) Corporation by $14.00 per share and (2) adding thereto $10,758,780, which is the aggregate difference between $14.00 and the exercise prices for options to acquire 1,576,916 shares of common stock.

         **The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

/X/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $18,469
Form or Registration No.:  Schedule 14A
Filing Party:              Il Fornaio (America) Corporation
Date Filed:                January 10, 2001

                                  INTRODUCTION
         This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 first filed on January 10, 2001 (this "Schedule 13E-3") is being filed by: (1) Il Fornaio (America) Corporation, a Delaware corporation ("Il Fornaio"), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership ("BRS"); (3) Bruckmann, Rosser, Sherrill & Co., L.L.C., a Delaware limited liability company and an affiliate of BRS ("BRS & Co."); (4) BRSE, L.L.C., a Delaware limited liability company and an affiliate of BRS ("BRSE LLC"); (5) Manhattan Acquisition Corp., a Delaware corporation and wholly owned subsidiary of BRS ("Newco"); and (6) Laurence B. Mindel and Michael
J. Hislop, each a director and executive officer of Il Fornaio, Dean A. Cortopassi, W. Scott Hedrick and F. Warren Hellman, each a director of Il Fornaio, Michael J. Beatrice and Peter P. Hausback, each an executive officer of Il Fornaio, and Carlo Veggetti, the Italian founder of the Il Fornaio brand (the "continuing stockholders," and collectively with Il Fornaio, BRS, BRS & Co., BRSE LLC and Newco, the "Filing Persons"). BRS & Co. is the manager of BRS pursuant to a Management Agreement, dated as of May 21, 1999 between BRS & Co. and BRS. BRSE LLC is the sole general partner of BRS.

         Pursuant to an Agreement and Plan of Merger, dated as of November 15, 2000, as amended January 9, 2001, between Il Fornaio and Newco, Newco will merge with and into Il Fornaio, and Il Fornaio will be the surviving corporation. Upon completion of the merger, each issued and outstanding share of Il Fornaio common stock will be converted into the right to receive $14.00 in cash, without interest, except that: (1) 446,963 shares of Il Fornaio common stock held by the continuing stockholders will be converted into equity interests in Il Fornaio as the surviving corporation; (2) treasury shares and shares of Il Fornaio common stock held by Newco immediately prior to the effective time will be canceled without any payment therefor; and (3) shares held by stockholders who properly exercise appraisal rights will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, BRS, the continuing stockholders and BancBoston Capital, Inc., which has committed to provide financing for the transaction subject to certain conditions, are expected to own approximately 58%, 27% and 10%, respectively, of Il Fornaio's post-merger common stock and approximately 61%, 29% and 10%, respectively, of Il Fornaio's post-merger preferred stock on a fully diluted basis (including options, warrants and restricted shares expected to be issued as employee incentives).

         Concurrently with the filing of this Schedule 13E-3, Il Fornaio is filing a revised preliminary proxy statement pursuant to which the stockholders of Il Fornaio will be given notice of the merger (the "proxy statement"). The information set forth in the proxy statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules, exhibits, appendices and annexes thereto.

         The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Il Fornaio is "controlled" by the continuing stockholders, BRS, BRS & Co., BRSE LLC or Newco, or that any of the continuing stockholders, BRS, BRS & Co., BRSE LLC or Newco is an "affiliate" of Il Fornaio within the meaning of Rule 13e-3 under
Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the proxy statement and this Schedule 13E-3 concerning Il Fornaio after the completion of the merger has been supplied by BRS or the continuing stockholders, information about Il Fornaio before the completion of the merger has been supplied by Il Fornaio, information about BRS, BRS & Co., BRSE LLC and Newco has been supplied by BRS and information about each of the continuing stockholders has been supplied by the applicable continuing stockholder.

ITEM 1.           SUMMARY TERM SHEET.

The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the proxy statement is incorporated herein by reference.


                                       2.

ITEM 2.           SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled "MARKETS AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled "MARKETS AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

(e)               Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF THE FILING PERSONS.
(a), (c)          Name and Address; Business and Background of Natural Persons.
                  The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement is incorporated herein by reference. Il Fornaio, one of the Filing Persons, is also the subject company. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement, and in Appendix D and Appendix E to the proxy statement, is incorporated herein by reference. During the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws: (1) to the best knowledge of Il Fornaio and each of the continuing stockholders, as applicable, Il Fornaio's current directors or executive officers or Mr. Veggetti; (2) to the best knowledge of BRS, the general partners of BRS; (3) to the best knowledge of BRS & Co., the current members of BRS & Co.; (4) to the best knowledge of BRSE LLC, the current members of BRSE LLC;
                  and to the best knowledge of Newco, Newco's current directors or executive officers. All current directors and executive officers of Il Fornaio and Newco, and each member of BRS, BRS & Co. and BRSE LLC, are U.S. citizens. Mr. Veggetti is a citizen of the country of Italy.

(b) Business and Background of Entities. The information contained in the section entitled "THE PARTICIPANTS" in the proxy statement, and in Appendix D and Appendix E to the proxy statement, is incorporated herein by reference.
ITEM 4.           TERMS OF THE TRANSACTION.

(a)(1)            Tender Offers.  Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.


                                       3.

(a)(2)(ii) Consideration. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE MERGER AGREEMENT-Payment for Shares" in the proxy statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Background of the Merger," "-Recommendation of the Board of Directors; Fairness of the Merger" and "-Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE SPECIAL MEETING-Record Date and Voting Information" in the proxy statement is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Effects of the Merger" and "-Interests of Il Fornaio Directors and Officers in the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS-Accounting Treatment of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "SPECIAL FACTORS-Material U.S. Federal Income Tax Consequences" in the proxy statement is incorporated herein by reference.

(c) Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Effects of the Merger" and "-Interests of Il Fornaio Directors and Officers in the Merger" in the proxy statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "SPECIAL FACTORS-Appraisal Rights" in the proxy statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. The information contained in the sections entitled "THE SPECIAL MEETING-Record Date and Voting Information" and "SPECIAL FACTORS-Appraisal Rights" in the proxy statement is incorporated herein by reference.

(f)               Eligibility for Listing or Trading. Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)               Transactions.  None.


                                       4.

(b),(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Background of the Merger," "-Effects of the Merger," "-Interests of Il Fornaio Directors and Officers in the Merger" and "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.
(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Background of the Merger," "-Effects of the Merger," "-Interests of Il Fornaio Directors and Officers in the Merger" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.
ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Effects of the Merger" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Effects of the Merger," "-Interests of Il Fornaio Directors and Officers in the Merger," "-Merger Financing" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a),(c) Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Background of the Merger," "-Recommendation of the Board of Directors; Fairness of the Merger" and "-Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled "SPECIAL FACTORS-Background of the Merger" and "-Recommendation of the Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Merger," "-Effects of the Merger," "-Interests of Il Fornaio Directors and Officers in the Merger," "-Estimated Fees and Expenses of the Merger," "-Material U.S. Federal Income Tax Consequences" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 8            FAIRNESS OF THE TRANSACTION.

(a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER,"


                                       5.

                  "SUMMARY," "SPECIAL FACTORS-Background of the Merger," "-Recommendation of the Board of Directors; Fairness of the Merger," "-Purpose and Structure of the Merger" and "-Opinion of Financial Advisor to the Special Committee" in the proxy statement, and Appendix B to the proxy statement, "Opinion of Evercore Partners," is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING-Record Date and Voting Information," "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Merger," "THE MERGER AGREEMENT-Conditions to Completing the Merger" and "-Termination" in the proxy statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the section entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS-Background of the Merger" and "-Recommendation of the Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS-Background of the Merger" and "-Recommendation of the Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS-Background of the Merger," "-Recommendation of the Board of Directors; Fairness of the Merger," "-Opinion of Financial Advisor to the Special Committee" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the proxy statement, and Appendix B to the proxy statement, "Opinion of Evercore Partners," is incorporated herein by reference.

ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a),b),(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS-Merger Financing" in the proxy statement is incorporated herein by reference.

(c) Expenses. The information contained in the sections entitled "SUMMARY," "THE SPECIAL MEETING-Expenses of Proxy Solicitation" and "SPECIAL FACTORS-Estimated Fees and Expenses of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


                                       6.

(a) Securities Ownership. The information contained in the section "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement is incorporated herein by reference.

(b)               Securities Transactions.  None.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING-Record Date and Voting Information" and "SPECIAL FACTORS-Interests of Il Fornaio Directors and Officers in the Merger" in the proxy statement is incorporated herein by reference.

(e) Recommendations to Others. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 13.          FINANCIAL STATEMENTS.

(a) Financial Information. The information contained in the sections entitled "IL FORNAIO SELECTED HISTORICAL FINANCIAL DATA" and "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION" in the proxy statement is incorporated herein by reference, including Item 8, "Financial Statements and Supplementary Data," of Il Fornaio's most recent Annual Report on Form 10-K and Item 1, "Financial Statements," of Il Fornaio's most recent Quarterly Report on Form 10Q/A.

(b)               Pro Forma Information.  Not applicable.

ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a),(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "SUMMARY," "THE SPECIAL MEETING-Expenses of Proxy Solicitation," "SPECIAL FACTORS-Background of the Merger," "-Estimated Fees and Expenses of the Merger" and "-Opinion of Financial Advisor to the Special Committee" in the proxy statement, and Appendix B to the proxy statement, "Opinion of Evercore Partners," is incorporated herein by reference.

ITEM 15.          ADDITIONAL INFORMATION.

(b) Other Material Information. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS-Litigation Challenging the Merger" in the proxy statement is incorporated herein by reference.

ITEM 16.          EXHIBITS.

(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on January 10, 2001 (incorporated herein by reference to the proxy statement).
(b)(1)*           Commitment letter from Fleet National Bank to BRS, dated
                  November 3, 2000.

(b)(2)* Commitment letter from BancBoston Capital, Inc. to BRS, dated November 3, 2000.

                                       7.

(c)(1) Opinion of Evercore Partners, dated November 14, 2000 (incorporated herein by reference to Appendix B to the proxy statement).

(c)(2)* Fairness Opinion Presentation of Evercore Partners to the Special Committee of the Il Fornaio Board of Directors, presented on November 14, 2000.

(c)(3) Presentation of S.F. Investment Firm to the Il Fornaio Board of Directors, presented on August 10, 2000.

(d)(1) Agreement and Plan of Merger, dated as of November 15, 2000, as amended as of January 9, 2001, between Il Fornaio and Newco (incorporated herein by reference to Appendix A to the proxy statement).

(d)(2)* Voting Agreement, dated as of November 15, 2000, as amended as of January 9, 2001, by and among Newco and the continuing stockholders.

(d)(3)* Securities Purchase and Contribution Agreement, as amended as of January 9, 2001, dated as of November 15, 2000, by and among Newco, BRS and the continuing stockholders.

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

(g)               Not applicable.
* Previously filed as an exhibit to the Schedule 13E-3 filed by Il Fornaio on January 10, 2001, and incorporated by reference herein.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words "anticipates," "believes," "estimates," "expects," "should," "could," "targets" and "may" or similar expressions.

         The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements. In addition to the factors discussed in the proxy statement, including those discussed in "Special Factors-Background of the Merger," other factors that could cause actual results to differ materially include changes in the cost of food and labor, the performance of new restaurants, potentially adverse weather conditions, the impact of potential health and regulatory developments, the loss of key personnel, competitive factors, potential liabilities associated with long-term leases, changes in consumer preferences, Il Fornaio's ability to execute its business strategy, fluctuations in inventory and general and administrative expenses, and general economic conditions. In addition, Il Fornaio's plans for new restaurant locations and timing of openings depend upon, among other things, successful completion of lease negotiations, timely project development and restaurant construction, obtaining appropriate regulatory approvals, management of costs and recruitment of qualified operating personnel. These and other factors are discussed in the documents that we incorporate by reference into the proxy statement.

         Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                       8.

         Dated:  February 26, 2001


                                IL FORNAIO (AMERICA) CORPORATION

                                By       /s/ MICHAEL J. HISLOP
                                    -------------------------------------------
                                Name: Michael J. Hislop
                                Title: President and Chief Executive Officer

                                BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P.
                                By BRSE, L.L.C., its general partner

                                By       /s/ HAROLD O. ROSSER, II
                                    -------------------------------------------
                                Name:  Harold O. Rosser, II
                                Title: Managing Director

                                BRUCKMANN, ROSSER, SHERRILL & CO., L.L.C.

                                By       /s/ HAROLD O. ROSSER, II
                                    -------------------------------------------
                                Name:  Harold O. Rosser, II
                                Title: Managing Director

                                BRSE, L.L.C.

                                By       /s/ HAROLD O. ROSSER, II
                                    -------------------------------------------
                                Name:  Harold O. Rosser, II
                                Title: Managing Director

                                MANHATTAN ACQUISITION CORP.

                                By       /s/ HAROLD O. ROSSER, II
                                    -------------------------------------------
                                Name:  Harold O. Rosser, II
                                Title: President

                                     /s/ MICHAEL J. BEATRICE
                                -----------------------------------------------
                                Michael J. Beatrice

                                    /s/ DEAN A. CORTOPASSI
                                -----------------------------------------------
                                Dean A. Cortopassi

                                    /s/ PETER P. HAUSBACK
                                -----------------------------------------------
                                Peter P. Hausback

                                    /s/ W. SCOTT HEDRICK
                                -----------------------------------------------
                                W. Scott Hedrick

                                    /s/ F. WARREN HELLMAN
                                -----------------------------------------------
                                F. Warren Hellman

                                    /s/ MICHAEL J. HISLOP
                                -----------------------------------------------
                                Michael J. Hislop

                                    /s/ LAURENCE B. MINDEL
                                -----------------------------------------------
                                Laurence B. Mindel

                                    /s/ CARLO VEGGETTI
                                -----------------------------------------------
                                Carlo Veggetti




                                       9.

                                  EXHIBIT INDEX

Exhibit
Number            Description
-------           -----------
(a)               Preliminary proxy statement on Schedule 14A filed with the
                  Securities and Exchange Commission on January 10, 2001
                  (incorporated herein by reference to the proxy statement).

(b)(1)*           Commitment letter from Fleet National Bank to BRS, dated
                  November 3, 2000.

(b)(2)*           Commitment letter from BancBoston Capital, Inc. to BRS, dated
                  November 3, 2000.

(c)(1)            Opinion of Evercore Partners, dated November 14, 2000
                  (incorporated herein by reference to Appendix B to the proxy statement).

(c)(2)*           Fairness Opinion Presentation of Evercore Partners to the
                  Special Committee of the Il Fornaio Board of Directors, presented on November 14, 2000.

(c)(3) Presentation of S.F. Investment Firm to the Il Fornaio Board of Directors, presented on August 10, 2000.

(d)(1) Agreement and Plan of Merger, dated as of November 15, 2000, as amended as of January 9, 2001, between Il Fornaio and Newco (incorporated herein by reference to Appendix A to the proxy statement).

(d)(2)* Voting Agreement, dated as of November 15, 2000, as amended as of January 9, 2001, by and among Newco and the continuing stockholders.

(d)(3)*           Securities Purchase and Contribution Agreement, dated as of
                  November 15, 2000, as amended as of January 9, 2001, by and among Newco, BRS and the continuing stockholders.

(f)               Section 262 of the Delaware General Corporation Law
                  (incorporated herein by reference to Appendix C to the proxy statement).

(h)               Not applicable.

* Previously filed as an exhibit to the Schedule 13E-3 filed by Il Fornaio on January 10, 2001, and incorporated by reference herein.
                                      10.